June 14, 2010

Ms. A. Alexandra Denahan
Chief Financial Officer
Chimera Investment Corporation
1211 Avenue of the Americas, Suite 2902
New York, New York 10036

      Re: Chimera Investment Corporation
              Form 10-K for the year ended 12/31/2009
              Filed 2/26/2010
              File Nos. 001-33796

Dear Ms. A. Alexandra Denahan:

      We have reviewed your response letter dated April 27, 2010 and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing the information you provide in response to this comment, we may have additional comments.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2009

Financial Statements and Notes

Note 3 – Mortgage-Backed Securities, pages F-14 – F-18

1.   We have considered your response to comment three.   Similar to the information outlined in your response, please confirm that you will expand future filings to include a narrative discussion regarding the information considered in determining that the impairments are not other than temporary.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        You may contact Wilson K. Lee at (202) 551-3468 or me at (202) 551-3413 if you have any questions.

                                                        Sincerely,

                                                        Cicely LaMothe
                                                        Branch Chief